Exhibit 99.1
1 December 2021

National Grid publishes final RIIO-ED2 business plans

Western Power Distribution (WPD), the recently acquired UK Electricity Distribution business of National Grid, will today submit its final business plans to Ofgem for the 2023-2028 RIIO-ED2 period. These plans have been developed following our largest ever consultation process with over 25,000 stakeholders who have provided unparalleled scrutiny in co-creating them.

The plans include a financial framework that takes account of recent regulatory precedent as well as the uncertainty around the pace of the energy transition and the impact it will have on electricity distribution investment. Given this, it is critical for all stakeholders that we have the right incentives, and an appropriate level of return, to attract the investment required to enable net zero goals.

WPD’s plan has a baseline totex spend of £6.7bn over the five years. This investment represents an annual average step up of nearly 30% compared to ED1 levels, which will fund our business plan commitments to provide the system capability to cater for a further 1.5 million EVs and 600,000 heat pumps, whilst maintaining strong reliability and resilience across our networks.

We look forward to engaging further with all our stakeholders as we explain and debate our plans, including through the open forums from March 2022, ahead of draft determinations from Ofgem in summer 2022, and final determinations in late 2022.

CONTACTS
Investors and Analysts

Nick Ashworth	+44 (0) 7814 355 590
Angela Broad	+44 (0) 7825 351 918
Jonathan Clay	+44 (0) 7899 928 247
James Flanagan	+44 (0) 7970 778 952

Media

Molly Neal Surinder Sian	+44 (0) 7583 102 727 +44 (0) 7812 485 153

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including the implementation of the RIIO-2 price controls; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption (including any that result in safety and/or environmental events), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply including those caused by the COVID-19 pandemic; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to deliver net zero; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, including as a result of the COVID-19 pandemic, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the integration of WPD, the sale of the Company's Rhode Island gas and electricity business and the proposed sale of a majority stake in its UK gas transmission business. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 236 to 239 of National Grid's most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2021 published on 18 November 2021. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.